The Penn Insurance and Annuity Company

Contract Owner:	WILLIAM PENN	Contract Number:	8888888
Joint Contract	HANNAH PENN
Owner:

Contract Date:	January 1, 2024	Annuity Date:	January 1, 2079

Annuitant:	WILLIAM PENN	Age of Annuitant:	45
Joint Annuitant:	HANNAH PENN	Age of Joint	45
		Annuitant:

VALUES AND PAYMENTS UNDER THIS CONTRACT, WHEN BASED UPON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE. THEY MAY DECREASE OR INCREASE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

RIGHT TO REVIEW CONTRACT - The Contract Owner may cancel this contract within 10 days after its receipt. If this contract is a Replacement Contract it may be cancelled by returning it within 30 days after it is received by the Contract Owner. In either situation, simply return or mail it to the Company or the representative through whom it was purchased. The Company will refund the Contract Value and any fees or charges deducted as of the time notification is received.

This is a legal Contract between the Contract Owner and The Penn Insurance and Annuity Company. Please read the Contract carefully.

Executed on the Contract Date by The Penn Insurance and Annuity Company.

Ann-Marie Mason	Thomas H. Harris
Chief Legal Officer	President

Individual Deferred Variable and Fixed Annuity Contract - Flexible Purchase Payments

•	Annuity Payments payable on Annuity Date
•	Flexible Purchase Payments payable until Annuity Date
•	Non-Participating
•	The Company will make monthly annuity payments and other payments as set forth in this Contract
•	This Contract contains a benefit waiving Surrender Charges

The Penn Insurance and Annuity Company, Wilmington, DE | www.pennmutual.com | (800) 523-0650

Mailing Address: The Penn Insurance and Annuity Company, Philadelphia, PA 19172

ICC23-PI-VA

Guide to Contract Sections

1.	Contract Specifications
2.	Endorsements
3.	Contract Definitions
4.	Ownership
5.	Purchase Payments
6.	Contract Value
7.	Contract Charges and Deductions
8.	Annuity Payments
9.	Annuity Options
10.	Death Benefit
11.	Transfers
12.	Withdrawals and Surrenders
13.	General

A copy of any riders and the application follow Section 13.

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2. Endorsements

This Contract has been issued without endorsements.

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3. Contract Definitions

Accumulation Unit – A unit of measure used to compute the Variable Account Value under the Contract.

Actual Age – True calendar age in exact years (including partial year).

Age Nearest Birthday – Age rounded to nearest whole number of years.

Annuitant – The natural person, named in the Contract, upon whose life all annuity options, benefits and features are based.

Annuity Date – The date on which Annuity Payments begin, and the Contract transitions from the accumulation phase to the annuitization (income) phase. The date Annuity Payments are scheduled to begin is shown in Section 1.

Company – The Penn Insurance and Annuity Company. Also referred to as “We,” “Our,” and “Us.”

Contingent Annuitant – The natural person named in the Contract who will become the Annuitant in the event that the Annuitant dies before the Contract is terminated or annuitized.

Contract Owner – The natural person or entity, named in the Contract, unless amended by any subsequent change of ownership, entitled to exercise all of the ownership rights under the Contract.

Contract Value – The sum of the Variable Account Value and the Fixed Account Value.

Fixed Account – The account under which amounts are held for this Contract under all Fixed Account Options.

Fixed Account Value – The value of the amounts held in all Fixed Account Options of the Fixed Account for this Contract.

Joint Annuitant – The natural person named in the Contract in addition to the Annuitant, upon whose life all annuity options, benefits and features are also based.

Monthly Anniversary – The same day of each month as the Contract anniversary date. If there is no corresponding date in the month, the Monthly Anniversary date will be the last date of such month.

Purchase Payment – Any deposit made into the Contract.

Separate Account – The PIA Variable Annuity Account I, a Separate Account of The Penn Insurance and Annuity Company that is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

Surrender Value – The amount payable upon a surrender. The Surrender Value is equal to the Contract Value less any charges and fees imposed upon surrender.

Variable Account – The account under which amounts are held for the Contract Owner under all subaccounts of the Separate Account.

Variable Account Value – The sum of the values of the Accumulation Units held in the subaccounts of the Separate Account for this Contract.

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4. Ownership

Ownership of the Contract – Contract Owner(s) and Annuitant(s) must be named in the application. Designation of Contract Owner(s) and Annuitant(s) will be effective on the Contract Date. The name(s) of Contract Owner(s) and Annuitant(s) are specified in Section 1.

No more than two natural persons may be named in the Contract as Contract Owner(s) and/or Annuitant(s). If the Contract is owned by an entity, multiple owners are not permitted and only one Annuitant is permitted. If the Contract is jointly owned, both Contract Owners must be natural persons. If the Contract is jointly owned and there is one Annuitant, he/she must be a Contract Owner. If the Contract is jointly owned and there are Joint Annuitants, Annuitants must be the Contract Owners. If a Rider is attached to the Contract, additional Contract Owner / Annuitant requirements may apply.

Changes in Contract Owner designation, unless otherwise specified by the Contract Owner(s), and upon written notice to Us, shall take effect on the date the notice of change is signed by the Contract Owner(s), subject to any transactions made by the Contract Owner or actions taken by Us prior to receipt of this notice. We may restrict the Contract Owner designation change if required for purposes of satisfying applicable laws or regulations.

Contract Owner(s) and Annuitant(s) must meet the issue age requirements specified in Section 1 and all other requirements specified in this Contract at the time of designation. Issue age is determined by Age Nearest Birthday.

Assignment of Contract – Upon written notice to Us and upon receipt of all the information required to process the request, the Contract Owner may assign the Contract to a new Contract Owner. Contract Owner(s) and Annuitant(s) must meet the issue age requirements (specified in Section 1) at the time of ownership assignment. We may restrict the availability of Contract assignments if required for purposes of satisfying applicable laws or regulations. Assignments, unless otherwise specified by the Contract Owner(s), shall take effect on the date the notice of change is signed by the Contract Owner(s), subject to any transactions made by the Contract Owner or actions taken by Us prior to receipt of this notice. We shall not be liable for the validity of the assignment.

5. Purchase Payments

Purchase Payment – A Purchase Payment is any deposit made into the Contract.

The Initial Purchase Payment is the sum of all deposits made into the Contract on the Contract Date. The Initial Purchase Payment will be allocated to the subaccounts of the Separate Account and to the Fixed Account as directed by the Contract Owner in the application for this Contract. The Minimum Initial Purchase Payment is listed in Section 1.

A Subsequent Purchase Payment is any deposit made into the Contract after the Contract Date. Subsequent Purchase Payments will be allocated, as specified in the allocation section of the application, to the subaccounts of the Separate Account and to the Fixed Account unless the Contract Owner directs that the Purchase Payments be allocated otherwise. Purchase Payments applied to the Contract after issue may be made at any time without prior notice to Us. The Minimum Subsequent Purchase Payment is listed in Section1.

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Total Purchase Payments may not exceed the Maximum Purchase Payment limit (listed in Section 1) at any time without Our consent. This limit applies across all Variable Annuity Contracts issued by the Company and its affiliates for the same Contract Owner (if natural person) or Annuitant.

We reserve the right to reject any Purchase Payment at any time for any reason.

6. Contract Value

Contract Value – The Contract Value is the sum of the Variable Account Value and the Fixed Account Value.

The Separate Account – The Separate Account listed in Section 1 was established by Us for this and other variable annuity Contracts. The Separate Account is divided into subaccounts for the investment of assets in shares of the underlying mutual funds which are listed in Section 1.

We own the assets held in the Separate Account. However, the portion of the assets of each subaccount of the Separate Account equal to the reserves and other Contract liabilities with respect to the subaccount of the Separate Account are not chargeable with the liabilities arising out of any other business of Ours. Income and realized and unrealized gains and losses from the assets held in each subaccount of the Separate Account are credited to or charged against the subaccounts without regard to the income, gains or losses in Our other investment accounts. Shares of a mutual fund held in a subaccount will be redeemed at current net asset value to make transfers, pay benefits and cover applicable charges and deductions. Any dividend or capital gain distribution from a mutual fund will be reinvested in shares of that mutual fund.

Substitution of Investment – If investment in a subaccount should no longer be possible, or, in Our judgment, investment in a subaccount becomes inappropriate to the purposes of the Contract, or, if in Our judgment, investment in another subaccount or insurance Company Separate Account is in the interest of Contract Owners of this class of Contracts, We may substitute another subaccount or insurance Company Separate Account. Substitution may be made with respect to existing investments and the investment of future Purchase Payments. Substitution will be subject to any approvals and notices required under applicable law. Substitute funds may have higher fund expenses than the funds replaced.

Operation of Separate Account – The Operation of the Separate Account, including the substitution of investments, will be subject to the approval of the Insurance Department of Our state of domicile.

Accumulation Unit – Accumulation Unit is the unit of measure used to compute the Variable Account Value under the Contract.

Variable Accumulation Values – For any Valuation Period, the current market value of a subaccount is determined by multiplying that subaccount’s value for an Accumulation Unit by the number of subaccount Accumulation Units held under this Contract.

The number of Accumulation Units related to an allocation is determined by dividing the amount allocated to the subaccount by the subaccount’s value of an Accumulation Unit for the date when the allocation is made. The number of subaccount Accumulation Units will increase when:

(a) Purchase Payments are allocated to that subaccount; and

(b) amounts are transferred to that subaccount.

The number of subaccount Accumulation Units will decrease when:

(a)	a portion of any Annual Contract Administration Charge is deducted from that subaccount;
(b)	a portion of any Rider Charge is deducted from that subaccount;

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(c)	an amount is transferred, including any transfer fees, from that subaccount; and
(d)	a partial withdrawal, including any Surrender Charges, is taken from that subaccount.

Value of Each Accumulation Unit – For each subaccount of the Separate Account, the value of an Accumulation Unit was arbitrarily set at $10 when the subaccount is established. The value may increase or decrease from one Valuation Period to the next. For any Valuation Period the value is:

The value of an Accumulation Unit for the prior Valuation Period multiplied by the Net Investment Factor for that subaccount for the current Valuation Period.

Net Investment Factor – As used in this Contract, Net Investment Factor is an index used to measure the investment performance of a subaccount from one Valuation Period to the next.

For any subaccount, the Net Investment Factor for a Valuation Period is found by dividing (a) by (b) and subtracting (c), where:

(a)	is the net result of:
(1)	net asset value per-share of the mutual fund held in the subaccount as of the end of the Valuation Period; plus
(2)	the per-share amount of any dividend or capital gain distributions by the mutual fund if the “ex- dividend” date occurs in the Valuation Period;
(b)	is the net asset value per-share of the mutual fund held in the subaccount as of the end of the last prior Valuation Period; and
(c)	is the sum of the daily Base Contract Expenses.

Valuation Period – The Valuation Period is the interval of time from one valuation of shares of the applicable fund to the next valuation of that fund. Valuation of shares occurs on each day the New York Stock Exchange is open for trading, as of the close of regular trading on the New York Stock Exchange.

Fixed Account – The Fixed Account is the account under which amounts are held for this Contract under all Fixed Account Options. The Fixed Account Options are listed in Section 1 and include the Fixed Dollar Cost Averaging Options and the Short-Term Fixed Account. Amounts allocated or transferred to the Fixed Account under this Contract become a part of Our general account assets and do not fluctuate in response to investment experience.

Short-Term Fixed Account – Amounts may be allocated or transferred to the Short-Term Fixed Account. Amounts held in Short-Term Fixed Account will be credited with interest at effective annual rates declared by Us. The declared rate will apply from the date of allocation or transfer through the end of a twelve month period. The twelve month period begins on the first day of the calendar month in which the allocation or transfer is made. Thereafter, interest will be credited on such amount for successive twelve month periods at the rate then applicable to new allocations to the account. The Minimum Guaranteed Interest Rate shown in Section 1 is applicable for the Short-Term Fixed Account and is determined on the Contract Date. This Minimum Guaranteed Interest Rate will apply for the life of the Contract.

Short-Term Fixed Account Value – The Short-Term Fixed Account Value is the value of the amounts held in the Short-Term Fixed Account for this Contract.

The initial value of the Short-Term Fixed Account equals the amount of the Initial Purchase Payment allocated to the Short-Term Fixed Account.

Thereafter, the value of the Short-Term Fixed Account equals the sum of:

(a)	the value of the Short-Term Fixed Account as of the last Contract Anniversary;
(b)	the amount of any Subsequent Purchase Payments, if applicable, allocated to that Account;

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(c)	any interest credited; and
(d)	any transfers into the Short-Term Fixed Account;

less the sum of:

(a)	any amounts transferred, including any transfer fees, from the Short-Term Fixed Account; and
(b)	any partial withdrawals, including any Surrender Charges, taken from the Short-Term Fixed Account.

Fixed Dollar Cost Averaging Options – If the Contract Value is at least the minimum amount required as shown in Section 1, You may allocate money to one of the Dollar Cost Averaging Options.The account automatically transfers a portion of the payment each month to one or more of the subaccounts of the Separate Account, as directed by You. Only new Purchase Payments may be allocated to the Fixed Dollar Cost Averaging Options. Such payments are subject to the Contract minimums for Initial and Subsequent Purchase Payments. The Minimum Transfer from a Dollar Cost Averaging Option to each subaccount is shown in Section 1.

Amounts held in a Fixed Dollar Cost Averaging Option of the Fixed Account will be credited with interest at effective annual rates, declared by Us. The Minimum Guaranteed Interest Rate shown in Section 1 is applicable for any Fixed Dollar Cost Averaging Option of the Fixed Account and is determined on the Contract Date. The declared interest rate will apply from the date of the allocation through the end of the Dollar Cost Averaging Period. Purchase Payments received after the start of a Dollar Cost Averaging Period will create an additional Dollar Cost Averaging Period. The available periods under the Fixed Dollar Cost Averaging Options are listed in Section 1. At the end of the Dollar Cost Averaging Period any interest remaining in the account will be automatically transferred into the variable subaccounts based on the allocation initially selected by the Contract Owner.

Amounts may only be allocated to one of the Dollar Cost Averaging Options in conjunction with an election of the Dollar Cost Averaging program. Once a Dollar Cost Averaging Option is selected, an additional Dollar Cost Averaging Option cannot be selected. A Contract Owner cannot participate in Dollar Cost Averaging and Asset Rebalancing at the same time. If the Contract Owner elects to discontinue participation in the program, any money left in the Dollar Cost Averaging Accounts will be transferred into the variable subaccounts based on the Dollar Cost Averaging allocation initially selected (unless otherwise directed by the Contract Owner).

7. Contract Charges and Deductions

Periodic Charges

Annual Contract Administration Charge – This charge will be no greater than the Annual Contract Administration Charge specified in Section 1. This charge will only be deducted if the Variable Account Value at the time the charge is due to be incurred is less than the minimum amount specified in Section 1. It will be deducted annually on the deduction date specified in Section 1. It will also be deducted when the Variable Account Value is withdrawn or transferred in full on a date other than the deduction date. The charge will not be deducted upon Annuitization, or after the Annuity Date.

Base Contract Expenses – The Base Contract Expenses include the Asset Based Contract Administration Charge and the Mortality and Expense Risk Charge.

Asset Based Contract Administration Charge – This charge is expressed on an annual basis and will be assessed as a percentage of the daily net asset value of the Variable Account. The charge will not exceed the value shown in Section 1.

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Mortality and Expense Risk Charge – This charge is made to compensate Us for the mortality guarantees made under this Contract and for guaranteeing that the Annual Contract Administration Charge will not be increased by Us over the life of this Contract or other Contracts under the same class. The charge is expressed on an annual basis and will be assessed as a percentage of the daily net asset value of the Variable Account. The charge will not exceed the value shown in Section 1.

Rider Charges – If any Optional Riders are attached to this Contract, there may be additional charges. Attached Riders are listed in Section 1. Please refer to the Rider Charge section of Section 1 and Rider Charge provision of the Rider pages attached to this Contract for more information.

Transaction Charges

Surrender Charge – We will apply a Surrender Charge, according to the schedule shown in Section 1, to all withdrawals of Purchase Payments, which do not satisfy the Free Withdrawal provision as described in the Withdrawals and Surrenders section of the Contract. This charge will not be applied on Required Minimum Distributions (subject to IRS rules and regulations and conditions outlined in “Required Minimum Distributions” provision), payment at time of annuitization, or on a death benefit payment. Waiver of Surrender Charges is available for Medically Related Withdrawal and Disability Related Withdrawal. Upon partial withdrawal or surrender, other charges may apply. The Surrender Charge is further described in the Surrender Charge provision of the Withdrawals and Surrenders section.

Transfer Fee – For Transfers other than Dollar Cost Averaging and Automatic Asset Rebalancing, We reserve the right to charge a fee. The Transfer Fee is listed in Section 1.

Premium Taxes – We may deduct from the Contract Value any premium tax or other taxes payable to a state or other government entity. Should We elect not to assess any amount so due, We do not waive the right to collect such amounts at a later date.

Deductions – The Base Contract Expenses will be computed and deducted from each subaccount of the Separate Account in which the Contract Owner is invested. These deductions will be made daily. We will deduct other charges applicable to the Variable Account by canceling Accumulation Units. The value of the canceled units will be equal to the amount of the charges. Cancellation of Accumulation Units will be in the ratio of the Contract Owner’s share in each subaccount of the Separate Account to the Variable Account Value.

8. Annuity Payments

Annuity Date – The Annuity Date is the date on which Annuity Payments begin, transitioning from the accumulation phase to the annuitization (income) phase, based on the elected Annuity Option or the default option. The Annuity Date must be at least one year after the Contract Date. It may not be later than the maximum maturity date, which is the later of (a) the first Monthly Anniversary following the younger Annuitant reaching the Maturity Age shown in Section 1, or (b) the 10th Contract Anniversary. The Contract Owner chooses the Annuity Date in the application. The date Annuity Payments are scheduled to begin is shown in Section 1.

The Contract Owner may change the Annuity Date up to 30 days prior to the current Annuity Date by written notification to the Company.

Annuity Options – On the Annuity Date, the Contract Value, net of premium taxes if applicable, will be annuitized. The Contract Owner must select an Annuity Option at least 30 days prior to the Annuity Date. In the event no Annuity Option selection is received from the Contract Owner, and if the Annuity Date is less than

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the maximum maturity date, the Annuity Date will be changed to the maximum maturity date. If the maximum maturity date has been reached, and an Annuity Option has not been specified by the Contract Owner, the Contract Value will be annuitized on the Annuity Date based on a Life Annuity with Period Certain of 10 years unless otherwise provided under the Internal Revenue Code.

Annuity Payments – Annuity Payments will generally start within 30 days after the Annuity Date. Payments under all options will be made to the Contract Owner, or to the Annuitant at the discretion of the Contract Owner.

Amount of Annuity Payments – The Annuity Payment will be based upon the Contract Value, the Annuity Option elected, the Annuitant’s Actual Age, the Annuitant’s sex, and the methodology outlined in the Guaranteed Annuity Rates section in Section 1. The annuity rates will not be less than those guaranteed in the Contract at the time of purchase. The annuity benefits at the time of their commencement will not be less than those that would be provided by the application of the Surrender Value to purchase a single premium immediate annuity contract at purchase rates offered by Us at the time to the same class of annuitants.

The Contract Value will be applied to the selected Annuity Option as of the Annuity Date. In no event will the monthly income under Option 1, Option 2, Option 3 and Option 4 be less than the guaranteed monthly income. The guaranteed monthly income will be equal to that portion of the Contract Value, designated by the Contract Owner for an Annuity Option, applied to the selected Annuity Option using the methodology shown in the Guaranteed Annuity Rates section in Section 1. The guaranteed monthly income amounts are available upon request.

Minimum Annuity Payments – If the Contract Value to be applied to the selected Annuity Option on the Annuity Date is less than the Minimum Amount to Apply for an Annuity Payment Option shown in Section 1, We may pay such amount in a lump sum to the Contract Owner. Otherwise, Annuity Payments will be made monthly, quarterly, semi-annually or annually at the Contract Owner’s request. If any payment would be less than the Minimum Systematic Withdrawal Amount shown in Section 1, We may change the frequency so that payments are at least the Minimum Systematic Withdrawal Amount each.

Partial Annuitization – Partial Annuitization is an irrevocable election by the Contract Owner to apply a portion of the Contract Value to purchase a stream of Annuity Payments under the Contract. Partial Annuitization is only available on Non-Qualified contracts, after the waiting period specified in Section 1, measured from the Contract Date. The Contract Owner may elect Partial Annuitization a maximum number of times during the life of the Contract (specified in Section 1) and the waiting period (specified in Section 1) must elapse between Partial Annuitizations. Partial Annuitization will be processed as of the date the written request from the Contract Owner and all required documentation is received by Us. The amount requested for Partial Annuitization must be at least the minimum listed in Section 1 and cannot exceed the maximum listed in Section 1. Partial Annuitization will decrease the Contract Value and Surrender Charge Basis dollar-for-dollar; it will decrease the Adjusted Net Purchase Payments proportionately or dollar-for-dollar, whichever is greater. Amounts applied to Partial Annuitization are not subject to Surrender Charges. Annuitized and non-annuitized portions of the Contract will be treated as separate Contracts for tax and administrative purposes, and different Annuity Dates will be established with respect to the annuitized and non-annuitized portions of the Contract. For exclusion ratio purposes, “investment in the contract” will be allocated proportionately between the annuitized and non-annuitized portions of the Contract. This proportional allocation will also apply for other tax treatment purposes under the Internal Revenue Code Section 72 governing the exclusion ratio, investment in the Contract, expected return, annuity starting date, and amounts not received as an annuity. To be eligible for the exclusion ratio, the amounts must be received as an annuity for a period of 10 years or more, or for life. We reserve the right to change the Contract provisions related to Partial Annuitization if required by the Internal Revenue Service laws and regulations or other applicable laws.

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9. Annuity Options

We must receive a written request to select and/or change the Annuity Option at least 30 days prior to the Annuity Date. After Annuity Payments begin, the Annuity Option cannot be changed.

Option 1 – Annuity for Specified Number of Years. Payments will be made for a specified number of years, which may not be less than 5 or more than 30 (must not exceed the maximum period certain permitted under federal law). If the Annuitant dies prior to the end of the guaranteed period, payments will continue to be paid to the designated beneficiary(ies) until the end of the guaranteed period.

Option 2 – Life Annuity. Payments will be made for the life of the Annuitant. The last payment will be the one that is due before the Annuitant’s death. Upon the death of the Annuitant, payments will cease and there are no payments made to the beneficiary.

Option 3 – Life Annuity with Period Certain. Payments will be made for the lifetime of the Annuitant, with a guaranteed period of time (“Period Certain”). Period Certain of 10 or 20 years may be chosen (must not exceed the maximum period certain permitted under federal law). The guaranteed period in the range from 5 to 30 years may be available with Our consent. If the Annuitant dies prior to the end of the Period Certain, payments will continue to be paid to the designated beneficiary(ies) until the end of the Period Certain. If the Annuitant lives longer than the Period Certain, payments will continue until the Annuitant dies, but there will be no payment to any beneficiary.

Option 4 – Joint and Survivor Life Annuity. Payments will be made during the lifetimes of the Annuitant and the Joint Annuitant. Upon the death of either Annuitant, and based on the percentage initially selected, payments will continue at a level of 100% of the original benefit amount for the lifetime of the surviving Annuitant. The percentage of continuing payments may also be set to 75%, 66 2/3%, or 50% with Our consent. Payments will end with the last payment due before the death of the last Annuitant to die. After the deaths of both Annuitants, payments will cease and there will be no payments to any beneficiary.

Other Annuity Options – Annuity Options other than Options 1-4 specified above may be available with Our consent.

Death of Annuitant after the Annuity Date – If the Annuitant dies prior to the end of the specified period under Option 1 or the guaranteed period under Option 3, the beneficiary may choose either:

(1)	To have the payments continue for the remainder of the specified or guaranteed period, or
(2)	To receive at any time in one sum the present value of the remaining guaranteed payments to be made over the specified or guaranteed period.

If the beneficiary dies while receiving Annuity Payments under Option 1 or the guaranteed period of Option 3, We will pay the present value of remaining guaranteed payments to the beneficiary’s executors or administrators unless the Contract Owner designated otherwise in an election consented to by Us. The present value will be computed as of the date due proof of death and all other documents We require to process the claim are received by Us. At that time, the present value of the Annuity Option will be commuted at a rate We set on the Annuity Date.

10. Death Benefit

Death Before the Annuity Date – A death benefit shall be payable upon the earlier of the death of:

(1)	the Annuitant or
(2)	the Contract Owner.

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Prior to the Annuity Date and upon receipt of due proof of death, We will pay a death benefit to the Beneficiary. Due proof of death will consist of a certified copy of the death certificate, or other lawful evidence providing equivalent information, and proof of the claimant’s entitlement to the proceeds.

Death of Annuitant – If a sole Annuitant dies before the Annuity Date, and the Contract Owner is an entity, We will pay the Beneficiary the Standard Death Benefit as of the date We receive due proof of death and all other documents We require to process the claim.

If the Annuitant, who is not the sole Contract Owner, dies before the Annuity Date, a surviving Contract Owner who is a natural person, if also named as Contingent Annuitant in the Contract, may choose to receive the Standard Death Benefit, or continue the Contract and become the new Annuitant, provided any surviving Owner is permitted to continue the Contract under federal law. If the Contract is continued, the death benefit will not be paid until the new Annuitant’s death.

If the Contract has no Contingent Annuitant or if continuation of the Contract is not permitted by federal law, We will pay to the Contract Owner, who is deemed to be sole primary Beneficiary under the Beneficiary provision of this Contract, the Standard Death Benefit as of the date We receive due proof of death and all other documents We require to process the claim.

If the Annuitant is the sole Contract Owner and dies before the Annuity Date, We will pay the Beneficiary(ies) the Standard Death Benefit as of the date We receive due proof of death and all other documents We require to process the claim.

If a Joint Annuitant is named in the Contract, the Standard Death Benefit is payable upon the last death of both Annuitants. However, a distribution may be required upon the death of a Contract Owner and the death benefit payable would be the Contract Value.

Standard Death Benefit – The Standard Death Benefit is the greater of (1) and (2) where:

(1)	is the Contract Value; and
(2)	is the amount of the Adjusted Net Purchase Payments (total Purchase Payments less adjusted partial withdrawals), where adjusted partial withdrawals are the greater of (a) and (b) below, where:
(a)	is the amount of each partial withdrawal; and
(b)	is the amount of each partial withdrawal multiplied by the ratio of (i) and (ii) where:
(i)	is the amount of the Adjusted Net Purchase Payments just before the partial withdrawal, and
(ii)	is the Contract Value just before the partial withdrawal.

Death of Contract Owner – If a Contract Owner, who is the Annuitant, dies before the Annuity Date, We will pay the Beneficiary(ies) the Standard Death Benefit as described above.

If a Contract Owner, who is not the Annuitant, dies before the Annuity Date, We will pay the Beneficiary(ies) the Contract Value as of the date We receive due proof of death and all other documents We require to process the claim.

Death Benefit Settlement Options – If the death benefit is paid upon either the death of the Contract Owner or the Annuitant before the Annuity Date, the Beneficiary must elect a settlement option that complies with any applicable Internal Revenue Code regulations and requirements.

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Death Benefit Settlement Options:

(1)	The death benefit may be paid in a single lump sum. The payment will generally be made within 7 days of receipt of the necessary forms and other required documents.
(2)

The death benefit may be paid in the form of one of the Annuity Options. Payments under this option must commence within one year after the date of death. This option is only available if the amount applied to the selected Annuity Option is at least the Minimum Amount to Apply for an Annuity Payment Option shown in Section 1. For Non-Qualified contracts, the payments must be made over the life of the Beneficiary or over a guaranteed period not extending beyond the life expectancy of the Beneficiary. Annuity Options are subject to any applicable Internal Revenue Code requirements.

(3)

The death benefit may be paid in the form of any distribution that is permitted by state and federal regulations and is acceptable to Us. This may include an option to postpone payment of the death benefit for a certain period of time, subject to any applicable Internal Revenue Code requirements.

If an election is not made within one year of the date of death of the Contract Owner or within 60 days of the death of an Annuitant other than the Contract Owner, the only option is a lump sum. If there is more than one surviving Beneficiary, the Beneficiaries must choose to receive their respective portions of the death benefit according to the death benefit settlement options in the preceding paragraph. If no Beneficiary survives the first to die of the Contract Owner or the Annuitant, the death benefit will be paid in a lump sum to the Contract Owner’s estate or the Contract Owner, respectively.

Death After the Annuity Date – If death occurs after the Annuity Date, upon receipt of due proof of death and all other documents We require to process the claim, We will pay a death benefit according to the Annuity Option in force, if the option provides a death benefit.

Interest on the Death Benefit – We will pay interest from the receipt of due proof of death of the Insured to the date of payment. The interest rate will be the rate in effect on the date of death for funds left on deposit in the Death Benefit Deposit Account.

Interest shall accrue at the effective annual rate determined above, plus additional interest at a rate of 10% annually beginning with the date that is 31 calendar days from the latest of Items (1), (2) and (3) to the date the claim is paid, where:

(1)	The date that We receive due proof of death;
(2)	The date We receive sufficient information to determine Our liability, the extent of the liability, and the appropriate payee legally entitled to the proceeds; and
(3)

The date that legal impediments to payment of proceeds that depend on the action of other parties are resolved and sufficient evidence of the same is provided to Us. Legal impediments to payment include, but are not limited to:

(a)	the establishment of guardianships and conservatorships;
(b)	the appointment and qualification of trustees, executors and administrators; and
(c)	the submission of information required to satisfy a state and federal reporting requirements.

Death Benefit Deposit Account – Death Benefit funds left on deposit from the receipt of due proof of death to the date of payment will be placed in this account.

Beneficiary – The Beneficiary is the person(s) who is/are to receive:

(1)	Payment of the death benefit on the earlier of the death of the Contract Owner or the Annuitant(s) prior to the Annuity Date, or
(2)	Remaining Annuity Payments, if any, under a previously elected annuitization option, upon the death of the Annuitant on or after the Annuity Date.

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The Contract Owner shall designate the Beneficiary in the application. If the Contract Owner (who is a natural person) fails to designate a Beneficiary, the Beneficiary will be Contract Owner’s estate. Beneficiary designation will take effect on the Contract Date.

Any surviving Contract Owner who is a natural person will be deemed sole primary Beneficiary and should be designated as such in the application. If it is not so designated in the application, the contractual rights of the surviving Contract Owner will take precedence over the rights of any named Beneficiary. No payment will be made to any Beneficiary while the surviving Contract Owner is living.

The Contract Owner may change the Beneficiary at any time before the death of the Contract Owner or the Annuitant, whichever occurs first, by sending a written notice to Us with all the information required to process the request. Changes in Beneficiary, unless otherwise specified by the Contract Owner(s), shall take effect on the date the notice of change is signed by the Contract Owner(s), subject to any transactions made by the Contract Owner or actions taken by Us prior to receipt of this notice. We may restrict the right to make a beneficiary change if maintaining the existing beneficiary designation is required for purposes of satisfying applicable laws or regulations or the requirements of this Contract.

Spousal Beneficiary

Spousal Step-In – If the Beneficiary is the deceased Contract Owner’s surviving spouse and sole primary beneficiary, he or she may become the Contract Owner rather than receive the death benefit (as permitted by federal law). The spousal Beneficiary has one year from the Contract Owner’s death to exercise this option.

Exchange of Contract by Surviving Spouse – The surviving spouse who has assumed ownership may exchange this Contract for a new Contract of the same form, or for a Contract of a similar form designated by the Company if the original form is no longer available for sale at the time this option is exercised. The new Contract issued upon the exercise of this exchange, will: (a) have the surviving spouse as the Contract Owner and Annuitant; and (b) list the date of the exchange as the new Contract Date.

We reserve the right to change provisions of this section to comply with federal law.

11. Transfers

Subject to and in accordance with the provisions of this Contract and any applicable Riders, and prior to the Annuity Date, the Contract Owner may transfer amounts among the subaccounts of the Separate Account and the Short-Term Fixed Account, provided that:

(a)	the transfer amount is greater than the Minimum Transfer Amount shown in Section 1 or, if less, the full amount held in the subaccount or Short-Term Fixed Account;
(b)	for partial transfers, the amount remaining in a subaccount or Short-Term Fixed Account must be at least the Minimum Allocation Amount shown in Section 1.

Transfer Limits – Notwithstanding any other provision of this Contract, no more than two transfers may be made in a calendar month and no more than 12 such transfers can be made in a calendar year. Transfers pursuant to Dollar Cost Averaging or to Automatic Asset Rebalancing programs will not count towards this limit. The Contract is not designed for individuals, advisers, or organizations that engage in frequent transfers among investment options or market timing transfers. We reserve the right to restrict frequency of transfers or market timing at Our sole discretion and to charge a Transfer Fee as specified in Section 1.

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12. Withdrawals and Surrenders

Withdrawals and Surrenders – On or prior to the Annuity Date, or prior to the death of the Contract Owner or the death of the Annuitant if earlier, the Contract Owner may withdraw part of the Contract Value or surrender the Contract and receive the Surrender Value.

Withdrawal Payments – The minimum withdrawal is the Minimum One-Time Withdrawal Amount shown in Section 1 or, at the time of the first withdrawal in each Contract year, the Free Withdrawal Amount defined below, if less.

At the time of a partial withdrawal, the amount remaining in the Contract must be at least equal to the Minimum Remaining Balance specified in Section 1. The Minimum Allocation Amount shown in Section 1 must remain in each subaccount or Short-Term Fixed Account.

Default Liquidity Order – Unless otherwise specified by the Contract Owner, the withdrawal will be made first pro-rata from the subaccounts of the Separate Account up to the Variable Account Value, and then from the Short-Term Fixed Account. Within the Short-Term Fixed Account, partial withdrawals will be made from amounts most recently allocated, renewed or transferred. If there is not enough value in these accounts, withdrawals will be taken from the Fixed Dollar Cost Averaging Account.

Withdrawals Treated as Surrenders - The Company reserves the right to treat certain withdrawals as surrenders, or to initiate a payment of the Surrender Value to the Contract Owner. This will cause the Contract and any Riders to terminate.

The following withdrawals will be treated as surrenders:

•

Any withdrawal by the Contract Owner or deduction of fees or charges by Us that reduces the Contract Value to zero (unless a Rider is present that provides guarantees after the Contract Value goes to zero).

•

Any withdrawal that would result in the amount remaining in the Contract to be less than the Minimum Remaining Balance (listed in Section 1), or less than the Minimum Transfer Amount remains in each subaccount or the Short-Term Fixed Account.

Surrender Value – The Surrender Value is the amount payable upon a surrender. The Surrender Value is the Contract Value less any charges and fees imposed upon surrender.

If a Rider is attached to the Contract, the Company will deduct the amount of any accrued but uncollected Rider Charge(s) on the date the Contract is surrendered.

Surrender Charge – The Surrender Charge will be imposed upon withdrawals and surrenders.

Surrender Charges are based on the duration of each Purchase Payment. The sum of all Purchase Payments not yet withdrawn will constitute a Surrender Charge Basis. The Surrender Charge Basis will be reduced by the full amount of each withdrawal, including the Free Withdrawal Amount. For purposes of calculating the Surrender Charge, Purchase Payments shall be treated as withdrawn prior to any available earnings. Available earnings equal the difference, if any, between the Contract Value at the time of a withdrawal and the Purchase Payments to which the Contract Value is attributable. The Company will allocate the Purchase Payment with the earliest effective date first, then the next earliest Purchase Payment until the allocation is equal to the withdrawal amount. There will be no Surrender Charge on amounts withdrawn that exceed the total Purchase Payments of the Contract.

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The Surrender Charge percentage will vary based on the number of years elapsed since the Purchase Payments were made until the date of the withdrawal in accordance with the table shown in Section 1.

The Surrender Charge will be equal to the sum of charges applied to the Purchase Payments associated with the withdrawal or surrender. The charge applied to each Purchase Payment is equal to the product of (a) multiplied by (b) for each Purchase Payment associated with the withdrawal, where:

(a)	is the amount of the Purchase Payment associated with the withdrawal or surrender, and
(b)	is the percentage that corresponds to the number of years since the Purchase Payment.

Free Withdrawal - In a given Contract year, withdrawals up to the Free Withdrawal Amount will not be assessed a Surrender Charge.

Free Withdrawal Amount – The Free Withdrawal Amount each contract year is equal to the Annual Free Withdrawal Percentage (as specified in Section 1) multiplied by the cumulative Purchase Payments as of the date of the request less any prior free withdrawals taken during that contract year. The Free Withdrawal Amount first becomes available as specified in Section 1. The Free Withdrawal Amount will be applied to the Purchase Payments that have been in the Contract for the longest period of time.

Required Minimum Distributions – If Required Minimum Distributions are applicable to this Contract (subject to IRS rules and regulations), and the Contract has been in effect through at least one calendar year-end, the Contract Owner can elect Required Minimum Distribution (RMD) withdrawals, which can be taken either as a one-time withdrawal or systematically. Required Minimum Distributions reduce the Free Withdrawal Amount during the Contract Year. During any given Contract Year, the Contract Owner is entitled to receive, free of Surrender-Charge, the entire Required Minimum Distribution Amount, or the entire Free Withdrawal Amount, whichever is greater, but not both. If any additional withdrawals are taken in the same Contract Year, these withdrawals will be subject to a Surrender Charge. The Contract Owner must indicate (at the time of request) that a withdrawal is taken for the purpose of satisfying Required Minimum Distributions in order for the withdrawal to be Surrender Charge free.

Medically Related Withdrawal (Waiver of Surrender Charge) – After the first Contract year for Contracts issued to Contract Owners prior to their 75th birthday and on or prior to the Annuity Date, the Contract Owner may request to withdraw all or any part of the Contract Value free of Surrender Charge if either of the following events occur:

(a)

While the Contract is in force, the Contract Owner is first confined to a medical care facility and remains there for at least 90 consecutive days. The medical care facility must be a state licensed facility which provides medically necessary in-patient care. The facility must be prescribed based on physical limitations which prohibit daily living in a non- institutional setting (by a licensed physician in writing).

(b)	While the Contract is in force, the Contract Owner is diagnosed by a licensed physician as having a fatal injury or illness which is expected to result in death within 2 years of the diagnoses.

In the event of a qualifying medical condition, the Contract Owner must notify Us of the intent to request a Waiver of Surrender Charge. We must receive the waiver request forms along with the due proof of the Contract Owner’s confinement or fatal injury/illness in writing (including certification by a licensed physician). We will provide the waiver request forms to the Contract Owner within ten business days of the request. If the claim forms are not furnished within ten business days, it is considered that the claimant complied with the claim requirements if the claimant submits written proof of confinement or fatal injury/illness, certified by a licensed physician, that confirms the character and the extent of the occurrence for which claim is made. The Contract Owner must be living as of the date the Medically Related Withdrawal proceeds are paid. The maximum payout (for all annuities owned by the Contract Owner) with this benefit, issued by the Company and its affiliates, is specified in Section 1. The withdrawal will be processed and Surrender Charges will be waived

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upon Our approval of the waiver request and receipt of all necessary documents and/or proof of medical condition. If We deny the request to waive the Surrender Charges based on the Medically Related Withdrawal provision, the surrender proceeds shall not be disbursed until the Contract Owner is notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charges. Termination of the Contract shall not prejudice the waiver of any surrender charge while the waiver benefit was in force.

Disability Related Withdrawal (Waiver of Surrender Charge) – After the first contract year for Contracts issued to Contract Owners prior to their 75th birthday and on or prior to the Annuity Date, the Contract Owner may withdraw all or any part of the Contract Value free of Surrender Charge if:

(i)	the Contract Owner, or the Annuitant in an entity-owned contract, is then disabled as defined in the Internal Revenue Code and as applied under the Social Security Act, and
(ii)	the disability began after the Contract Date, and
(iii)	the disability has continued without interruption for 90 days.

In the event of a qualifying disability, the Contract Owner must notify Us of the intent to request a Waiver of Surrender Charge. We must receive the waiver request forms along with the due proof of the Contract Owner’s disability in writing (including physician’s statement of disability). We will provide the waiver request forms to the Contract Owner within ten business days of the request. If the claim forms are not furnished within ten business days, it is considered that the claimant complied with the claim requirements if the claimant submits written proof of disability, certified by a licensed physician, that confirms the character and the extent of the occurrence for which claim is made. The Contract Owner must be living as of the date the Disability Related Withdrawal proceeds are paid. The maximum payout (for all annuities owned by the Contract Owner) with this benefit, issued by the Company and its affiliates, is specified in Section 1. The withdrawal will be processed and Surrender Charges will be waived upon Our approval of the waiver request and receipt of all necessary documents and/or proof of disability condition. If We deny the request to waive the Surrender Charges based on the Disability Related Withdrawal provision, the surrender proceeds shall not be disbursed until the Contract Owner is notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charges. Termination of the Contract shall not prejudice the waiver of any surrender charge while the waiver benefit was in force.

Systematic Withdrawals – After the Contract is issued and prior to the Annuity Date, the Contract Owner may initiate systematic withdrawals. Systematic Withdrawals are available if the Free Withdrawal Amount has not been exhausted in the current Contract Year. The withdrawals can be made on a monthly, quarterly, semiannual or annual basis. The minimum amount of each withdrawal payment is specified in Section 1. We will adjust the frequency of payments so that payments are at least the minimum amount. A level systematic withdrawal payment will begin one modal period after the date of receipt of the request. Once initiated, the Contract Owner must send Us a written notice to stop the systematic withdrawals or to change the amount or the mode of the withdrawals. The systematic withdrawals will terminate upon the earlier of the death of the Contract Owner or the Annuitant, or upon notice from the Contract Owner.

Systematic withdrawals will be subject to Surrender Charges if the annual amount withdrawn exceeds the Free Withdrawal Amount available under the Free Withdrawal provision outlined in this Contract. All withdrawals during the contract year are considered in the determination of the free amount withdrawn and the point at which Surrender Charges will be assessed for additional withdrawals.

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13. General

Deferment of Transfers and Distributions – Transfers and distributions of withdrawals from the Fixed Account and distribution of any portion of the Standard Death Benefit allocated to the Fixed Account will generally be made within seven days after receipt by Us of all documents required to process such transfer or distribution. However, We may defer a distribution of surrenders and partial withdrawals from the Fixed Account for a period not exceeding six months. We will inform the Contract Owner of the specific date on which the transfer will be effective, the reason for the delay, and the value of the transfer as of the date the request is received by Us.

Transfers and distributions of withdrawals from the Variable Account and distribution of the portion of the Standard Death Benefit allocated to the Variable Account will generally be made within seven days after receipt by Us of all documents required for such transfer or distribution. However, We may defer the determination and distribution of all benefits under the Contract, including transfers, for any period during which:

(a)	The NYSE is closed (other than customary weekend and holiday closings);
(b)	Trading on the NYSE is restricted;
(c)	An emergency exists that makes it impractical for us to dispose of securities held in the Separate Account or to determine the value of its assets; or
(d)	The SEC by order so permits for the protection of investors.

Conditions described in (b) and (c) will be decided by, or in accordance with rules of, the SEC.

Incontestability – No material misstatement made by the applicant will void the Contract unless it is contained in the written application attached to the Contract. Except in the event of fraud in the procurement of the Contract, the Contract will be incontestable after it has been in force during the lifetime of the person, or each of the persons, as to whom the application statements are required, for two years from the Contract Date. In the event of fraud, when the Company discovers that the risk it intended to assume in issuing this Contract has been altered by information provided by the Contract Owner(s) that is materially false, misleading, incomplete or otherwise deficient, then We will take any action We feel is necessary to mitigate or eliminate the altered risk including, but not limited to, terminating the Contract and returning the Surrender Value to the Contract Owner(s).

Misstatement of Age – If the age of the Annuitant or a Joint Annuitant is misstated, any amount payable under this Contract will be the amount which the Purchase Payments would have purchased based on the correct age.

If Annuity Payments have been overpaid because the age of the Annuitant or Joint Annuitant has been misstated, the amount overpaid, with interest at the rate specified in Section 1, compounded annually, will be charged against the payments still to be made under this Contract.

If Annuity Payments have been underpaid because the age of the Annuitant or Joint Annuitant has been misstated, the amount underpaid, with interest at the rate specified in Section 1, compounded annually, will be paid in full with the next payment due under this Contract.

Proof of Age and Survival – We may require satisfactory proof of correct age at any time. If any payment under this Contract depends on the Annuitant being alive, We may require satisfactory proof of survival.

The Contract – This Contract document, any Endorsements, any Riders and its attached application are the entire Contract. The Contract document and any Endorsements and Riders are issued in consideration of the application and Purchase Payments. All statements made by the applicant for the issuance of the Contract shall, in the absence of fraud, be deemed representations and not warranties.

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Only the President, a Vice President, the Secretary, or an Actuary who is an officer of the Company may, on Our behalf, modify this Contract or waive any of its conditions. No agent is authorized to modify this Contract or make any promise as to the future payment of interest. Any amendment must be in writing. At any time, the Company may make such changes in this Contract as are required to make it conform with any law, regulation or order issued by any government body to which it is subject.

The Contract was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of the Contract that on the provision’s effective date is in conflict with the applicable Interstate Insurance Product Regulation Commission standards for this product type in effect as of the provision’s effective date of Commission contract approval is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards in effect as of the provision’s effective date of Commission contract approval.

Nonparticipating Contract – The Contract will not participate in Our divisible surplus. No dividends will be payable.

Dates – Contract years and anniversaries are measured from the Contract Date.

Contract Payments – All sums payable to Us are payable at Our designated Service Office.

Protection of Proceeds – Annuity Payments under this Contract may not be assigned by the Contract Owner or payee prior to their due dates. To the extent allowed by law, Annuity Payments are not subject to legal process for debts of a payee or Contract Owner.

Compliance with Minimum Value Requirements – Annuity, death and withdrawal benefits are not less than the minimum benefits required by Section 7B of the Model Variable Annuity Regulation, model #250.

The benefits provided under the Fixed Account of this Contract may be increased by interest credited in excess of the Minimum Guaranteed Interest Rate shown in Section 1, if any.

Periodic Reports – We will furnish the Contract Owner with periodic reports. The periodic reports will be provided at least annually without charge, and will provide current information as of a date not more than four months prior to the date of mailing.

Reports will contain at least the following information:

(a)	The beginning and end dates of the current report period;
(b)

The Contract Value, if any, at the beginning of the current report period and at the end of the current report period, including information on the Separate Account, the Variable Account Value, the number of Accumulation Units, the value per Accumulation Unit and the Fixed Account Value;

(c)	The amounts and types of transactions that have been credited or debited to the account value during the current report period;
(d)	The Surrender Value, if any, at the end of the current report period.

Additional status reports will be made available to the Contract Owner upon request for a fee that will not exceed the amount stated in Section 1.

Address Change – The Contract Owner must promptly notify Us of any change in address.

Contract Termination – The Contract will terminate when one or more of the following events occur, unless otherwise specified in any Endorsement or Rider attached hereto:

•	the Death Benefit is paid,
•	the Annuity Payments end,

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•	there is a full surrender of the Contract or if a withdrawal is made that falls under the conditions of Withdrawals Treated as Surrenders provision of the Contract.

In addition, We reserve the right to terminate the Contract and any applicable Death Benefit by initiating a payment of the Surrender Value to the Contract Owner, if, before the Annuity Date, no Purchase Payments are made during the last two Contract Years, and the Contract Value is less than the Minimum Remaining Balance specified in Section 1. We will notify the Contract Owner 60 days prior to taking any action pertaining to this provision.

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To obtain any of the benefits under this Contract, write to The Penn Insurance and Annuity Company at its Home Office or to its nearest agent.

Please notify the Company promptly of any change in address.

The Penn Insurance and Annuity Company is a stock life insurance company. It is a wholly owned subsidiary of The Penn Mutual Life Insurance Company, Philadelphia, Pennsylvania.

VALUES AND PAYMENTS UNDER THIS CONTRACT, WHEN BASED UPON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

Individual Deferred Variable and Fixed Annuity Contract - Flexible Purchase Payments

•	Annuity Payments payable on Annuity Date
•	Flexible Purchase Payments payable until Annuity Date
•	Non-Participating
•	The Company will make monthly annuity payments and other payments as set forth in this Contract
•	This Contract contains a benefit waiving Surrender Charges

The Penn Insurance and Annuity Company, Wilmington, DE | www.pennmutual.com | (800) 523-0650

Mailing Address: The Penn Insurance and Annuity Company, Philadelphia, PA 19172

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